Exhibit a(24)

This is a press release by D.E MASTER BLENDERS 1753 N.V. in connection with the recommended public offer by Oak Leaf B.V. for all the issued and outstanding ordinary shares in the capital of D.E MASTER BLENDERS 1753 N.V. This press release does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities in D.E MASTER BLENDERS 1753 N.V. The Offer is only made by means of the offer memorandum published on 19 June 2013 (the “Offer Memorandum”). D.E MASTER BLENDERS 1753 N.V. filed a Solicitation/Recommendation Statement on Schedule 14D-9 related to the Offer with the US Securities and Exchange Commission that contains important information including the Position Statement of D.E MASTER BLENDERS 1753 N.V. that should be read before any decision is made with respect to the Offer. Capitalized terms not defined in this press release have the meaning as set forth in the Offer Memorandum.

Press Release

Shareholders D.E MASTER BLENDERS 1753 vote in favor of all resolutions at the EGM

Amsterdam, July 31, 2013 – D.E MASTER BLENDERS 1753 N.V. (“DEMB” or the “Company”) reports that the Company’s Shareholders voted in favor of all resolutions during the Extra Ordinary General Meeting of Shareholders (EGM) that was held today. 49.38% of D.E MASTER BLENDERS 1753’s total share capital issued and outstanding was present or represented at the EGM.

The following resolutions, all of which relate to the Offer by Oak Leaf B.V. for all outstanding shares of DEMB, were approved:

•	amendment of the Articles of Association to take effect upon the Settlement Date of the Offer;

•

appointments of Mr B. Becht, Mr P. Harf, Mr O. Goudet, Mr A. Van Damme, Mr B. Trott, Mr A. Santo Domingo as Non-Executive Directors and Mr. M.M.G. Cup as Executive Director to take effect upon the Settlement Date;

•	discharge from liability of Mr J. Bennink, Mr N.R. Sorensen-Valdez, Mrs M.M.M. Corrales, Mrs G.J.M. Picaud and Mrs S.E. Taylor as Non-Executive Directors to take effect upon the Settlement Date;

•	discharge from liability of Mr A. Illy and Mr. R. Zwartendijk as Non-Executive Directors that stay on until the date of the EGM to take effect upon the Settlement Date;

•

the triangular legal merger with Oak Sub B.V. (as acquiring company) and New Oak B.V. (as group company of the acquiring company) in accordance with the merger proposal as drawn up by the Boards of Directors of the merging companies, subject to the conditions that (i) the Acceptance Level immediately after the Post-Closing Acceptance Period is less than 95% of all shares in the share capital of the Company on a fully diluted basis and (ii) the Offeror resolves to pursue the Post-Closing Merger and Liquidation, all conditional to the Offer being declared unconditional; and

•	discharge from liability of Mr. C.J.A. van Lede and Mr. M.J. Herkemij as former members of the Board of Directors.

An audio webcast and the presentation slides related to the EGM are available on the Company’s website (www.demasterblenders1753.com).

Acceptance Period and Offer documentation

The Acceptance Period of the Offer ends at 17:40 hours CET (11:40 ET) on August 15, 2013, unless extended. The Settlement Date is expected to occur within three Dutch Business Days after the Offer has been declared unconditional.

The Offer Memorandum and the Solicitation/Recommendation Statement on Schedule 14D-9 (including the Position Statement) contain important information that should be read carefully before any decision is made to tender Shares under the Offer. Shareholders are advised to seek independent advice where appropriate to reach a balanced judgment in respect of the contents of these documents and the Offer itself. In addition, Shareholders may wish to consult with their tax advisers regarding the tax consequences of tendering their Shares under the Offer.

The Offer Memorandum and the Position Statement are available at no charge on the websites of the SEC (www.sec.gov) and the Company (www.demasterblenders1753.com). Copies of the Offer Memorandum are also available free of charge at the offices of the Company and the Exchange Agent (Rabobank International).

For more information

D.E MASTER BLENDERS 1753			Exchange Agent
Contact	Investor Relations	D.E MASTER BLENDERS 1753 N.V.	Rabobank International
	Robin Jansen	Oosterdoksstraat 80	Croeselaan 18
	+31 20 558 1014	1011 DK Amsterdam	P.O. Box 17100
	investor-relations@DEMB.com	The Netherlands	3500 HG Utrecht
The Netherlands
	Corporate Communications		+31 30 712 3785
Michiel Quarles van Ufford
+31 20 558 1080
media-relations@DEMB.com

Restrictions

The Offer is being made in, and from, the Netherlands with due observance of the statements, conditions and restrictions included in the Offer Memorandum. Without prejudice to the Offeror’s right to reject defective tenders, the Offeror reserves the right to accept any tender under the Offer, which is made by, or on behalf of, a Shareholder, even if it has not been made in the manner set out in the Offer Memorandum.

The distribution of the Offer Memorandum and the making of the Offer in jurisdictions other than the Netherlands and the U.S. may be restricted or prohibited by law. We are currently not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If we become aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, we cannot comply, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that jurisdiction. If you are in any doubt as to your eligibility to participate in the Offer, you should contact your professional adviser immediately.

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About D.E MASTER BLENDERS 1753

DEMB is a leading pure-play coffee and tea company that offers an extensive range of high-quality, innovative products through well-known brands such as Douwe Egberts, Senseo, L’OR, Pilão, Merrild, Moccona, Pickwick and Hornimans in both retail and out of home markets. The company holds a number of leading market positions across Europe, Brazil, Australia and Thailand and its products are sold in more than 45 countries. DEMB generated sales of more than € 2.7 billion in fiscal year 2012 and employs around 7,500 people worldwide. For more information, please visit (www.demasterblenders1753.com).